YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

January 8, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. Scott Anderegg

Re:	YY Group Holding Ltd.
Registration Statement on Form F-1
Submitted December 8, 2023
File No. 333-275486
CIK No. 0001985337

Dear Mr. Scott Anderegg,

This letter is in response to your letter on December 21, 2023, in which you provided comments to the Registration Statement on Form F-1/A (the “Registration Statement”) of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 8, 2023. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement (“F-1/A2”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Form F-1 filed December 8, 2023

Exhibit 5.2 , page i

1.	We note counsel’s revisions to their opinion in response to our prior comment 6. We presume that Ortoli Rosenstadt LLP is relying on the legal opinion of Mourant Ozannes (at exhibit 5.1) that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. If so, counsel’s opinion must be revised to state as much and the opinion of Mourant Ozannes must state that Ortoli Rosenstadt LLP may rely on it. Refer to Section II.B.1.f. of Staff Legal Bulletin No. 19 located at our website, for guidance.

RESPONSE: We respectfully advise the Staff that Ortoli Rosenstadt LLP has revised their exhibit 5.2 opinion to state that Ortoli Rosenstadt LLP is relying on the legal opinion of Mourant Ozannes (at exhibit 5.1) that the Company has the corporate power and capacity to enter into, and perform its obligations under, the Underwriter Warrant and has taken the necessary corporate action to authorise its execution of, and performance of its obligations under, the Underwriter Warrant under the law of the British Virgin Islands. Mourant Ozannes has also revised their exhibit 5.1 opinion to state that Ortoli Rosenstadt LLP may rely on their opinion by adding Ortoli Rosenstadt as an addressee to their 5.1 opinion.

Resale Prospectus, page Alt-i

2.	We note your response and revisions in response to our prior comment 7. Please augment your disclosure to detail the actual number of votes per share to which each class of common stock is entitled.

RESPONSE: We respectfully advise the Staff that we have revised the cover page of the resale prospectus to state that each Class B share is entitled to twenty (20) votes and each Class A share is entitled to one (1) vote.

3.	We note your revisions in response to prior comment 9. You state that shares sold by VCC will take place at an assumed price within the range you provide, and yet you go on to state that no sales of shares will occur until the Class A Ordinary Shares begin trading on the NASDAQ. Revise to provide a fixed price at which shares may be sold until your Class A Ordinary Shares are listed or quoted on an established public trading market.

RESPONSE: We respectfully advise the Staff that no shares will be sold by VCC at any price range provided, and any sales of resale shares will only occur when Class A Ordinary Shares begin trading on the NASDAQ.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chairman